

16004830

FORM 11-K

(Mark O:

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
Unison Industries, LLC
One Neumann Way J-110
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Elano Profit Sharing Plan)

Kristine L Brock

Date_____June 16, 2016___

(Signature)*
Name: KRISTINE L. BROCK
Title: LEAD BENEFITS SPECIALIST

Print name and title of the signing official under the signature.

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2015 and 2014

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Elano Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.



Albany, New York
June 16, 2016

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments at fair value (notes 3 and 4)	$ 94,511,647	$ 89,921,205
Notes receivable from participants	780,034	800,740
Employer contributions receivable	591,120	1,702,548
Accrued dividends and interest	122,497	146,912
Total assets	96,005,298	92,571,405
Liabilities:		
Payable for excess contributions	6,785	21,877
Net assets available for plan benefits	$ 95,998,513	$ 92,549,528

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 1,716,032	$ 834,021
Dividend and interest income	1,846,810	1,783,711
	3,562,842	2,617,732
Interest on notes receivable from participants	31,236	30,305
Contributions:		
Employee	2,441,126	2,256,401
Employer	2,005,353	3,055,101
	4,446,479	5,311,502
Total additions	8,040,557	7,959,539
Deductions from net assets attributed to:		
Benefits paid to participants	4,536,235	3,915,993
Expenses and loan fees	55,337	18,363
Total deductions	4,591,572	3,934,356
Net increase	3,448,985	4,025,183
Net assets available for plan benefits at:		
Beginning of year	92,549,528	88,524,345
End of year	$ 95,998,513	$ 92,549,528

See accompanying notes to financial statements.

(1)   Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan sponsored by the Elano Division of Unison Industries, LLC (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Ascensus Trust Company (the "Trustee"), formerly Frontier Trust Company, is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund. Effective June 1, 2014, Frontier Trust Company changed its name to Ascensus Trust Company. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") is the independent fiduciary and investment manager for the Synchrony Stock Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Effective January 1, 2016, Company employees became active participants in the GE Retirement Savings Plan, and participation in this Plan was closed.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a)   GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b)   Vanguard Institutional Index Fund – This fund seeks to track the performance of the S&P 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c)   GE Institutional Income Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d)   GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)   GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(f)   GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks to maximize total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)   American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h)   Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i)   Vanguard Target Retirement Funds — The Vanguard Target Retirement Funds are a series of registered investment companies ("mutual funds") that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j)   Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund is expected to invest at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. This Fund is closed to new investments and the terms of the Plan require that the Synchrony Stock Fund be liquidated as soon as reasonably practicable following the one-year anniversary of its establishment. Upon liquidation, the Synchrony Stock Fund will be eliminated.

(k)   Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Prior to 2016, participants could elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, prior to 2016, hourly participants could elect to make after-tax contributions in an amount equal to 3% of their compensation. All participant contributions to the Plan ceased at the end of 2015. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 and $17,500 in 2015 and 2014, respectively. For participants who were at least age 50 during the year, the limit was generally $24,000 and $23,000 in 2015 and 2014, respectively.

Employer Contributions

Prior to 2016, the Plan generally provided for employer matching contributions in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis. These employer matching contributions ceased at the end of 2015.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment due to disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contributions for any plan year.

For December 31, 2015 and 2014, the Company made profit sharing contributions of $591,120 and $1,702,548, respectively, which represented 5% of eligible participants' compensation in 2015 and 15% in 2014.

Vesting

Participants are immediately fully vested in their contributions and related investment results. Participants are 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions (hourly employees only). In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, an annuity (only applicable to old purchase money) or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12 ("ASU 2015-12") effective for plan years beginning after December 15, 2015. Early adoption is permitted. ASU 2015-12 eliminates the requirement for plans to measure fully-benefit responsive contracts at fair value. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan adopted the provisions of ASU 2015-12 in 2015 and has retrospectively applied the provisions to the 2014 financial statements and reclassified the 2014 financial statements accordingly.

(b)   Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c)   Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, Synchrony Financial common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d)   Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)   Payment of Benefits

Benefit payments are recorded when paid to participants.

(f)   Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g)   Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h)   Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)   Investments

The Plan's investments at December 31, 2015 and 2014 follow.

	2015	2014
Common stock	$ 15,794,339	$ 15,601,066
Registered investment companies	57,782,848	55,680,902
Interest-bearing cash	758,429	828,445
Stable value fund	20,176,031	17,810,792
Total investments	$ 94,511,647	$ 89,921,205

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net assets of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.78% and 1.24% at December 31, 2015 and 2014, respectively. The average crediting interest rate was 2.26% and 1.78% at December 31, 2015 and 2014, respectively.

(4)   Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 15,794,339	$ —	$ —	$ 15,794,339
Registered investment companies	57,782,848	—	—	57,782,848
Interest-bearing cash	758,429	—	—	758,429
	74,335,616	—	—	74,335,616
Stable value fund (a)	—	—	—	20,176,031
Total investments	$ 74,335,616	$ —	$ —	$ 94,511,647

The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 15,601,066	$ —	$ —	$ 15,601,066
Registered investment companies	55,680,902	—	—	55,680,902
Interest-bearing cash	828,445	—	—	828,445
	72,110,413	—	—	72,110,413
Stable value fund (a)	—	—	—	17,810,792
Total investments	$ 72,110,413	$ —	$ —	$ 89,921,205

(a)   The Stable Value Fund has been measured at net asset value per share (or its equivalent) and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2015 or 2014.

As discussed in Note 1(a) and Note 1(j), respectively, the GE Common Stock Fund and the Synchrony Stock Fund are unitized funds that consist of GE common stock and Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

The following table summarizes the investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2015	2014	Redemption Frequency	Redemption Notice period
Stable Value Fund	$ 20,176,031	$ 17,810,792	Daily	12 months

(5)   Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, the Synchrony Stock Fund and a variety of investment funds, consisting of registered investment companies and a stable value fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund, each of which primarily invests in a single security.

(6)   Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and stable value fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest as defined by ERISA.

(7)   Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 25, 2013, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2015 and 2014, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8)   Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 16, 2016, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

On March 30, 2016, GE and State Street Corporation announced an agreement for State Street to acquire GEAM. The investment objectives and policies of the funds will not change as a result of this transaction.

(9)   Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total investments at fair value per financial statements	$ 94,511,647	$ 89,921,205
Adjustment for fully benefit-responsive investment contracts	—	400,864
	94,511,647	90,322,069
Notes receivable from participants	780,034	800,740
Deemed distributions	(1,825)	(1,484)
Total notes receivable per Form 5500	778,209	799,256
Total investments per Form 5500	$ 95,289,856	$ 91,121,325

ELANO PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

A reconciliation of deductions per the financial statements for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total deductions from net assets per financial statements	$ 4,591,572	$ 3,934,356
Changes in deemed distributions	341	—
Corrective distributions	6,785	21,877
Total expenses per Form 5500	$ 4,598,698	$ 3,956,233

A reconciliation of amounts per the financial statements at and for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Net assets available for plan benefits per the financial statements	$ 95,998,513	$ 92,549,528
Deemed distributions	(1,825)	(1,484)
Adjustment for fully benefit-responsive investment contracts	—	400,864
Net assets available for plan benefits per the Form 5500	$ 95,996,688	$ 92,948,908
Total net increase per the financial statements	$ 3,448,985	$ 4,025,183
Changes in deemed distributions	(341)	—
Adjustment for fully benefit-responsive investment contracts for current year	—	400,864
Adjustment for fully benefit-responsive investment contracts for prior year	(400,864)	(416,544)
Total net income per the Form 5500	$ 3,047,780	$ 4,009,503

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 506,851 shares	$ 15,788,409
*	Synchrony Financial Common Stock	Common stock, 195 shares	5,930
	Vanguard Institutional Index Fund	Registered investment company, 14,904 shares	2,781,341
*	GE Institutional Income Fund	Registered investment company, 440,593 shares	4,079,892
*	GE Institutional International Equity Fund	Registered investment company, 389,428 shares	4,575,775
*	GE Institutional U.S. Equity Fund	Registered investment company, 1,040,726 shares	13,123,553
*	GE Institutional Strategic Investment Fund	Registered investment company, 1,332,858 shares	15,234,565
	American Funds Growth Fund of America	Registered investment company, 90,474 shares	3,735,689
	Columbia Acorn Select Fund	Registered investment company, 193,753 shares	2,952,801
	Vanguard Target Retirement Income Fund	Registered investment company, 35,607 shares	443,310
	Vanguard Target Retirement 2010 Fund	Registered investment company, 8,030 shares	199,796
	Vanguard Target Retirement 2015 Fund	Registered investment company, 49,961 shares	710,952
	Vanguard Target Retirement 2020 Fund	Registered investment company, 125,060 shares	3,395,388
	Vanguard Target Retirement 2025 Fund	Registered investment company, 105,609 shares	1,649,611
	Vanguard Target Retirement 2030 Fund	Registered investment company, 41,055 shares	1,138,034
	Vanguard Target Retirement 2035 Fund	Registered investment company, 82,763 shares	1,393,736
	Vanguard Target Retirement 2040 Fund	Registered investment company, 32,497 shares	924,538
	Vanguard Target Retirement 2045 Fund	Registered investment company, 45,518 shares	809,315
	Vanguard Target Retirement 2050 Fund	Registered investment company, 18,850 shares	537,038
	Vanguard Target Retirement 2060 Fund	Registered investment company, 3,584 shares	97,514
	Galliard Capital Management Stable Value Fund	Stable value fund, 849,508 shares	20,176,031
*	Mid-Atlantic Capital Group	Interest-bearing cash	758,429
	Total investments at current value		94,511,647
*	Notes receivable from participants (142 loans with an interest rates from 4.25% to 4.50% from 1 month to 10 years)		778,209
	Total Assets (Held at End of Year)		$ 95,289,856

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-42695 and 333-158069) on Forms S-8 of the General Electric Company of our report dated June 16, 2016, with respect to the statements of net assets available for plan benefits of Elano Profit Sharing Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Elano Profit Sharing Plan.

KPMG LLP

Albany, New York
June 16, 2016